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                             March 8, 2021

       Matt Susz
       Senior Vice President and Chief Financial Officer
       JOANN Inc.
       5555 Darrow Road
       Hudson, Ohio 44236

                                                        Re: JOANN Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 4, 2021
                                                            File No. 333-253121

       Dear Mr. Susz:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed March 4,
2021

       Dilution, page 62

   1. Please provide to us supplementally your calculations of the figures presented in your
                                                        Dilution disclosure.
Specifically, please present the following calculations:
                                                            Net tangible book
value
                                                            Net tangible book
value per share, and
                                                            Dilution to
existing shareholders
   2. Reference is made to the table on page 63. Please tell us how you determined that the consideration figure
for existing shareholders and explain why such amount is correct.
 Matt Susz
FirstName  LastNameMatt Susz
JOANN Inc.
Comapany
March      NameJOANN Inc.
       8, 2021
March2 8, 2021 Page 2
Page
FirstName LastName
       You may contact Amy Geddes at 202-551-3304 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Drew Capurro, Esq.